Filed pursuant to Rule 424(b)(3)
                                                          SEC File No. 333-86105

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PROSPECTUS

                                7,192,870 Shares

                          DISCOVERY LABORATORIES, INC.

                                  Common Stock


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     All of the shares of common stock covered by this prospectus are owned by the stockholders listed in the section of this prospectus called "Selling Stockholders" or are issuable on exercise of warrants owned by the selling stockholders. The selling stockholders may sell any or all of their shares from time to time. See "Plan of Distribution."

     We will not receive any of the proceeds of sales by the selling stockholders. We have agreed to bear all expenses related to this offering, other than underwriting discounts and commissions and any transfer taxes on the shares of common stock that the selling stockholders are offering.

     Our common stock is traded on the Nasdaq SmallCap Market under the symbol "DSCO."

     Investing in this common stock involves a high degree of risk. See "Risk Factors" beginning on page 4.

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     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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                The date of this Prospectus is November 4, 1999.














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                                TABLE OF CONTENTS

                                                                            Page
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Prospectus Summary.............................................................1

Company Summary................................................................1

Risk Factors...................................................................2

Forward-Looking Statements.....................................................9

Use of Proceeds...............................................................10

Selling Stockholders..........................................................10

Plan of Distribution..........................................................12

Where You Can Find More Information...........................................13

Information Incorporated by Reference.........................................13

Experts.......................................................................14

Legal Matters.................................................................14


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                               PROSPECTUS SUMMARY

     Because this is a summary, it does not contain all the details that may be important to you. You should read this entire prospectus carefully before you invest.


                                 COMPANY SUMMARY

     We are a development stage pharmaceutical company that focuses on developing compounds for use by newborn infants in the hospital. We are also developing our lead product candidate for the treatment of acute respiratory distress syndrome and acute lung injury. The cause of these diseases is inflammation of the lungs. We are directing both our drug candidates to treat respiratory diseases which affect the ability of the lungs to absorb oxygen. We may seek to enter into collaborations with corporate partners for manufacturing and marketing these drugs.

     Our lead product is Surfaxin(R). Surfaxin(R) is a peptide or small protein molecule formulation of an artificial lung surfactant. We patterned Surfaxin(R) after a human surfactant protein. Surfactants are substances that the lungs produce. Surfactants lower the surface tension of the fluid normally present within the air sacs inside of the lungs. In the absence of sufficient surfactants, these air sacs tend to collapse. As a result, the lungs do not absorb sufficient oxygen.

     We intend to use Surfaxin(R) for the treatment of several conditions characterized by insufficient surfactants. The FDA has approved replacement surfactants only for treating respiratory distress syndrome in premature infants. In addition, infants born with meconium in their lungs also suffer from insufficient surfactant. Meconium is the baby's first bowel movement in the mother's womb. This condition can lead to meconium aspiration syndrome. Both of these conditions can be life-threatening as a result of the failure of the lungs to absorb sufficient oxygen. Patients with acute respiratory distress syndrome and acute lung injury also typically suffer from surfactant deficiency. Acute respiratory distress syndrome and acute lung injury can result from a variety of events. Some of these events are pneumonia, breathing in the contents of the stomach, trauma, smoke inhalation and head injury.

     We are also developing SuperVent(TM) as a therapy for airway diseases such as cystic fibrosis and chronic bronchitis. We deliver SuperVent(TM) to patients using a nebulizer. A nebulizer is a device which turns liquid into mist, making it breathable. We anticipate using SuperVent(TM) for the treatment of conditions involving by inflammation excessive mucous and injurious oxidation. Injurious oxidation is a condition where atoms in tissue lose electrons, which can result in damage to the tissue.

     Cystic fibrosis is a progressive, lethal respiratory disease that afflicts approximately 23,000 patients in the United States and a comparable number in Europe. Cystic fibrosis is the most common lethal genetic disease among Caucasians. Because of this genetic defect, mucus accumulates and clogs the lungs, impairing breathing. This can lead to gradual destruction of the lungs of cystic fibrosis patients. The inability to clear mucus from the lungs can lead to blockage of the airways in the lungs. A new therapy that minimizes the complications of cystic fibrosis could have a major impact on the length and quality of life of its patients.

     We are conducting clinical trials of Surfaxin(R) for treatment of Meconium aspiration syndrome, acute respiratory distress syndrome and acute lung injury and SuperVent(TM) for treatment of cystic fibrosis. We entered into a sublicense agreement for Surfaxin(R) in the territories of southern Europe and Latin America.

     Surfaxin(R) and SuperVent(TM) are our trademarks. This prospectus also includes product names, trademarks and trade names of other companies, which names are the exclusive property of the holders thereof.

     Our executive offices are located at 350 South Main Street, Suite 307, Doylestown, Pennsylvania 18901. Our telephone number is (215) 340-4699 and our facsimile number is (215) 340-3940.



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                                  RISK FACTORS

     Investing in our common stock involves a high degree of risk. You should consider carefully the following risk factors together with all of the other information included or incorporated by reference in this prospectus before you decide to purchase shares of our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.

      If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In this event, the trading price of our common stock could decline and you could lose part or all of your investment.

Because We Are a Development Stage Company, We May Not Successfully Develop and Market Our Products, and Even If We Do, We May Not Generate Enough Revenue or Become Profitable.

     We are a development stage company. Therefore, you must evaluate us in light of the uncertainties and complexities present in a development stage pharmaceutical company. We are conducting research and development on our product candidates. Accordingly, we have not begun to market or generate revenues from the commercialization of any of these products. We will need to engage in significant time-consuming and costly research, development, preclinical studies, clinical testing and regulatory approval for our products under development prior to their commercialization. We may fail in the development and commercialization of our products. We expect to incur significant increasing operating losses over the next several years. If we succeed in the development of our products, we still cannot assure you that we will generate sufficient or sustainable revenues or that we will be profitable.

The Types of Products We Are Developing Are Subject to Risks That Are Difficult to Foresee, and We May Not Succeed In Our Development Efforts.

     Our development of products is subject to the risks of failure inherent in the development of new pharmaceutical products which utilize innovative or new technologies. During the development process, we could experience unforeseen problems that could delay us from completing the development of our products. We cannot assure you that:

     --   we will succeed in our research and development efforts;

     --   we will successfully market our proposed products.

If We Cannot Raise Additional Capital We Will Need to Discontinue Our Research and Development Activities. In Addition, Any Additional Financing Could Result in Dilution.

     We do not have enough working capital to continue to meet our research and development requirements and we may not obtain the additional financing necessary to meet these requirements. We will need substantial additional funding to conduct our research and product development activities and, if we are successful, to manufacture and market products. We intend to raise further funds through collaborative ventures entered into with potential corporate partners and through additional debt or equity financings. We cannot provide assurance that we will obtain these types of arrangements. We have not entered into arrangements to obtain any additional financing. Any additional financing could include unattractive terms or result in significant dilution of stockholders' interests. If we fail to enter into collaborative ventures or to receive additional funding, we would have to scale back or discontinue our research and development operations. Furthermore, we could cease to qualify for listing of our securities on the Nasdaq SmallCap Market. See "We Face the Possibility of Delisting From the Nasdaq SmallCap Market."


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If We Fail to Obtain Regulatory Approval to Commercially Manufacture or Sell Any of Our Products or If the FDA Delays Approval of Our Product Candidates, it Could Increase the Cost of Product Development or Ultimately Prevent or Delay Our Ability to Sell Our Products and Generate Revenues.

     In order to sell our products that are under development, we must receive regulatory approvals for our products. The FDA and comparable agencies in foreign countries extensively and rigorously regulate the testing, manufacture, distribution, advertising and marketing of drug products. The FDA and comparable agencies in other countries require an extensive regulatory approval process before we can market our product. This process includes preclinical studies and clinical trials of each pharmaceutical compound to establish its safety and effectiveness and confirmation by the FDA that the manufacturer maintains good laboratory, clinical and manufacturing practices during testing and manufacturing. The process is lengthy, expensive and uncertain. Clinical trials generally take two to five years or more to complete.

     The testing and approval processes require the expenditure of substantial resources. The FDA may not give us the requisite approvals for our products on a timely basis, if ever. The FDA could withdraw any approvals we obtain. Further, if there is a later discovery of unknown problems or if we fail to comply with other applicable regulatory requirements at any stage in the regulatory process, the FDA may restrict or delay our marketing of a product, or force us to make product recalls. In addition, the FDA could impose other sanctions such as fines, injunctions, civil penalties or criminal prosecutions. For marketing outside the United States, we also need to comply with foreign regulatory requirements governing human clinical trials and marketing approval for pharmaceutical products. The FDA and foreign regulators have not yet approved any of our products under development for marketing in the United States or elsewhere. If the FDA and other regulators do not approve our products, it could prevent us from marketing our products.

Our Strategy Is to Enter into Collaboration Agreements with Third Parties with Respect to Our Products and We Require Additional Collaboration Agreements. In Addition, If We Enter into These Agreements and the Third Parties Do Not Perform, it Could Impair Our Ability to Commercialize Our Products.

     Our strategy for the completion of the required development and clinical testing of our products and for the manufacturing, marketing and commercialization of our products depends upon entering into collaboration arrangements with pharmaceutical companies. We have entered into an arrangement for Surfaxin(R) covering southern Europe and Latin America. We will need to enter into additional collaboration agreements. Our success will depend upon obtaining partners. In addition, we will depend on our partners' expertise and dedication of sufficient resources to develop and commercialize our proposed products. We may in the future grant to collaboration partners rights to license and commercialize pharmaceutical products developed under collaboration agreements. Those rights would limit our flexibility in considering alternatives for the commercialization of our products. If we fail to successfully develop these relationships or if our collaboration partners fail to develop or commercialize successfully any of our products, it may delay or prevent us from developing or commercializing our products in a competitive and timely manner.

Discoveries or Developments of New Technologies by Our Competitors or Others May Make Our Products less Competitive or Make Our Products Obsolete.

     There are rapidly changing technologies and evolving industry standards in the biotechnology market. We intend to market our products under development for the treatment of diseases for which other technologies and proposed treatments are rapidly developing. The research efforts of others may render our research and product development efforts obsolete. Third parties conducting research include governments, major research facilities and large multinational corporations. Many of the third parties have greater research and development, manufacturing, marketing, financial, technological, personal and managerial resources than we have.

If We Cannot Protect Our Intellectual Property, Other Companies Could Use Our Technology in Competitive Products. If We Infringe the Intellectual Property Rights of Others, Other Companies Could Prevent us from Developing or Marketing Our Products.


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     We seek patent protection for our drug candidates so as to prevent others from commercializing equivalent products in substantially less time and at substantially lower expense. The pharmaceutical industry places considerable importance on obtaining patent and trade secret protection for new technologies, products and processes. Our success will depend in part on our ability and that of parties from whom we license technology to:

     -- defend our patents and otherwise prevent others from infringing on our proprietary rights;

     --   protect trade secrets; and

     -- operate without infringing upon the proprietary rights of others, both in the United States and in other countries.

     The patent position of firms relying upon biotechnology is highly uncertain and involves complex legal and factual questions. To date, the United States Patent and Trademark Office ("USPTO") has not adopted a consistent policy regarding the breadth of claims that the USPTO allows in biotechnology patents or the degree of protection that these types of patents afford.

     Even If We Obtain Patents to Protect Our Products, Those Patents May Not Be Sufficiently Broad and Others Could Compete with Us.

     We or the parties licensing technologies to us have filed various United States and foreign patents applications with respect to the products and technologies under our development and the USPTO and foreign patent offices have issued patents with respect to our products and technologies. These patent applications include international application filed under the Patent Cooperation Treaty. Our pending patent applications, those we may file in the future or those we may license from third parties may not result in the USPTO or foreign patent office issuing patents. Also, if patent rights covering our products are not sufficiently broad, they may not provide us with proprietary protection or competitive advantages against competitors with similar products and technologies. Furthermore, if the USPTO or foreign patent offices issue patents to us or our licensors, others may challenge the patents or circumvent the patents, or the patent office or the courts may invalidate the patents. Thus, any patents we own or license from third parties may not provide any protection against competitors. In particular, our issued and pending patents relating to SuperVent(TM) cover high concentrations of tyloxapol. These patents could prove meaningless if low concentrations of tyloxapol are as effective as higher concentrations of tyloxapol in treating the indications which we are developing our SuperVent(TM) product to treat.

     Patents Which Others Obtain Could Limit Our Ability to Market Our Products.

     Our commercial success also depends significantly on our ability to operate without infringing the patents or violating the proprietary rights of others. The USPTO keeps United States patent applications confidential while the application is pending. Accordingly, we cannot determine which inventions third parties claim in pending patent applications which they have filed. We may need to engage in litigation to defend or enforce our patent and license rights or to determine the scope and validity of the proprietary rights of others. It will be expensive and time consuming to defend and enforce patent claims. Thus, even in those instances in which the outcome is favorable to us, these proceedings can result in the diversion of substantial resources from our other activities. An adverse determination may subject us to significant liabilities or require us to seek licenses that third parties may not grant to us. An adverse determination could also require us to alter our products or processes or cease altogether any related research and development activities or product sales.

     If We Cannot Meet Requirements under Our License Agreements, We Could Lose Our Rights to Our Products.

     We depend on licensing arrangements to maintain rights to our products under development. These agreements require us to make payments and satisfy performance obligations in order to maintain our rights under these licensing arrangements. In addition, we are responsible for the cost of filing and prosecuting patent applications and maintaining issued patents licensed to us. If we do not meet our obligations under our license agreements in a timely manner, we could lose the rights to our proprietary technology.

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     We Rely on Confidentiality Agreements That Our Employees Could Breach.

     We require all employees to enter into confidentiality agreements that prohibit the disclosure of confidential information to third parties and require disclosure and assignment to us of rights to our employees' ideas, developments, discoveries and inventions while we employ them. In addition, we seek to obtain these types of agreements from our consultants, advisors and research collaborators. To the extent that consultants, key employees or other third parties apply technological information which they or other parties independently develop to any of our proposed projects, disputes may arise as to the proprietary rights to this type of information. In such case, a court may determine that the right belongs to a third party. In addition, we will rely on trade secrets and proprietary know-how that we will seek to protect in part by confidentiality agreements with our employees, consultants, advisors or others. We cannot assure you that:

     --   they will not breach these agreements;

     --   we would obtain adequate remedies for this type of breach; or

     --   our trade secrets or  proprietary  know-how will not otherwise  become
          known  or  competitors   will  not   independently   develop   similar
          technology.

If the Third Parties We Depend on for the Manufacture of Our Pharmaceutical Products Do Not Supply These Products in a Timely Manner, it May Delay or Impair Our Ability to Develop and Market Our Products.

     We rely on outside manufacturers, including Taylor Pharmaceuticals, Inc., to produce appropriate clinical grade material that meets standards for use in clinical studies for our products. We may also enter into arrangements with other manufacturers for the manufacture of material for use in clinical testing.

     Our outside manufacturers may not perform as they have agreed or may not remain in the contract manufacturing business for a sufficient time to successfully produce and market our product candidates. In this event we may fail to find a replacement manufacturer or develop our own manufacturing capabilities. If we cannot do so, it could delay or impair our ability to obtain regulatory approval for our products.

     In addition, the FDA and foreign regulatory authorities require our third-party manufacturers to register manufacturing facilities. The FDA and corresponding foreign regulations inspect these facilities to confirm compliance with good manufacturing practice requirements that the FDA or corresponding foreign regulations establish. If our third-party foreign or domestic suppliers or manufacturers of our products fail to comply with good manufacturing practice requirements or other FDA regulatory requirements, it could adversely affect our ability to market our products.

We Do Not Have Marketing and Sales Experience, and Our Lack of That Experience Could Limit Our Ability to Generate Revenues from Future Product Sales.

     We do not have marketing and sales experience or marketing or sales personnel. If we do not develop a marketing and sales force, then we will depend on arrangements with corporate partners or other entities for the marketing and sale of our products. We may not succeed in entering into any satisfactory third-party arrangements for the marketing and sale of our products. In addition, we may not succeed in developing marketing and sales experience and personnel or we may not have sufficient resources to do so. If we fail to establish marketing and sales capabilities or fail to enter into arrangements with third parties, it will adversely affect sales of our products.

We Depend upon Key Employees and Consultants in a Competitive Market for Skilled Personnel. If We Are Unable to Attract and Retain Key Personal, it Could Adversely Effect Our Ability to Develop and Market Our Products.

     We are highly dependent upon the principal members of our management team, especially Dr. Capetola, and our directors, as well as our scientific advisory board members, consultants and collaborating scientists. We have an employment agreement with Dr. Capetola which expires on June 15, 2002. We also have employment

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agreements with other key personnel with termination dates in 2001. We do not maintain keyman life insurance. The loss of any of these persons' services would adversely affect our ability to develop and market our products and obtain necessary regulatory approvals.

     Our future success also will depend in part on the continued service of our key scientific and management personnel and our ability to identify, hire and retain additional personnel, including marketing and sales staff. We experience intense competition for qualified personnel.

     While we attempt to provide competitive compensation packages to attract and retain key personnel, some of our competitors are likely to have greater resources and more experience than we have making it difficult for us to compete for key personnel.

Our Industry is Highly Competitive and We Have less Capital and Resources than Many of Our Competitors, and This May Give Them an Advantage in Developing and Marketing Products Similar to Ours.

     Our Industry is highly competitive. We compete with numerous existing companies intensely. We expect new companies to enter our industry and we expect competition to increase. Many of these companies have substantially greater research and development, marketing, financial, technological, personnel and managerial resources than we have. In addition, many of these competitors, either alone or with their collaborative partners, have significantly greater experience than we do in:

     --   developing products;

     --   undertaking preclinical testing and human clinical trials;

     --   obtaining FDA and other regulatory approvals or products; and

     --   manufacturing and marketing products.

     Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or commercializing products before us. If we commence commercial product sales, we will compete against companies with greater marketing and manufacturing capabilities. These are areas in which, as yet, we have limited or no experience. In addition, developments by competitors may render our product candidates obsolete or competitive. Our competitors may succeed in developing and marketing products that are more effective than ours.

     We also face, and will continue to face, competition from colleges, universities, governmental agencies and other public and private research organizations. These competitors are becoming more active in seeking patent protection and licensing arrangements to collect royalties for use of technology that they have developed. Some of these technologies may compete directly with the technologies that we are developing. These institutions will also compete with us in recruiting highly qualified scientific personnel. We expect that therapeutic developments in the areas in which we are active may occur at a rapid rate and that competition will intensify as advances in this field are made. Accordingly, we need to continue to devote substantial resources and efforts to research and development activities.

If Product Liability Claims Are Brought Against Us, it May Result in Reduced Demand for Our Products or Damages That Exceed Our Insurance Coverage.

     The marketing and use of our products exposes us to product liability claims in the event that the use or misuse of those products causes injury, disease or results in adverse effects. Use of our products in clinical trials, as well as commercial sale, could result in product liability claims. In addition sales of our products through third party arrangements could also subject us to product liability claims. We presently carry product liability insurance relating to our clinical trials of SuperVent(TM) and our clinical trials of Surfaxin(R) in treating acute respiratory distress syndrome and acute lung injury and Meconium aspiration syndrome. However, this insurance coverage might not fully cover any potential claims. We may need to obtain additional product liability insurance coverage prior to initiation of other clinical trials. We expect to obtain product liability insurance coverage before commercialization

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of our proposed products; however, this insurance is expensive and insurance companies may not issue this type of insurance when we need it. We cannot provide assurance that we can obtain adequate insurance in the future at an acceptable cost, if ever. Any product liability claim, even one that was not in excess of our insurance coverage or one that is meritless, could adversely affect our cash available for other purposes, such as research and development. In addition, the existence of a product liability claim could affect the market price of our common stock.

Healthcare Reform Measures and Reimbursement Procedures May Prevent Us from Obtaining an Adequate Level of Reimbursement for Our Products That in Turn Would Decrease Our Ability to Generate Revenues.

     Efforts of governmental and third-party payers to contain or reduce the costs of health care through various means could affect the levels of revenues and profitability of pharmaceutical and biotechnology products and companies. For example, in some foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, there have been a number of federal and state proposals to implement similar government control. Pricing constraints on our products could negative impact on our revenues and profitability.

     In the United States and elsewhere, successful commercialization of our products will depend in part on the availability of reimbursement to the consumer using our products from third-party health care payers such as government and private insurance plans. Third-party payors may not provide sufficient reimbursement to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development. Third-party health care payers are increasingly challenging the price and examining the cost-effectiveness of medical products and services. If we succeed in bringing one or more products to market, and the government or third-party payers fail to provide adequate coverage or reimbursement rates for those products, it could reduce our product sales and product revenues.

Directors, Executive Officers, Principal Stockholders and Affiliated Entities Own a Significant Percentage of Our Capital Stock, and this Could Have an Effect on Actions by the Stockholders.

     As of August 13, 1999, our directors, executive officers, principal stockholders and affiliated entities beneficially own, in the aggregate, approximately 34% of our outstanding voting securities, assuming conversion of convertible securities. Accordingly, these stockholders have the ability to exert substantial influence over the election of our Board of Directors and the outcome of issues requiring approval by our stockholders. This concentration of ownership may have the effect of delaying or preventing a change in control. This could prevent transactions in which stockholders might otherwise recover a premium for their shares over current market prices.

We Face the Possibility that Nasdaq May Delist our Common Stock from the NASDAQ Smallcap Market.

     To meet the current listing requirements for Nasdaq to continue to list our securities on the Nasdaq SmallCap Market, we will have to maintain:

          (a)  (1) at least $2 million in net tangible assets or

               (2) $35 million in market capitalization or

               (3) $500,000 in net income (over two of the last three years),

          (b) a public float of at least 500,000 shares valued at $1 million or more and

          (c)  a minimum bid price of $1 and

          (d)  at least 300 holders of our common stock and

          (e)  at least two active market makers.


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At June 30, 1999, we had $2,090,000 in net tangible assets. In addition, we received net proceeds of approximately $2.45 million in a private placement completed in July 1999. The closing price of our common stock during the period from January 1, 1999 to September 27, 1999 ranged from $1.00 to $4.00 and the closing price of our common stock on October 26, 1999 was $1.75. We will need to raise additional capital in order to continue to meet the listing requirements.

     If we are unable to satisfy the listing requirements, Nasdaq may delist our securities from the Nasdaq SmallCap Market. If any trading markets for our securities are available, investors could only trade in the over-the-counter market in the Pink Sheets(R) (a quotation medium operated by the National Quotation Bureau, LLC), or on the NASD's OTC Bulletin Board(R). Consequently, this would impair the liquidity of our securities. This could reduce the number of our securities investors could buy and sell and could result in delays in the timing of the transactions, reduction in securities analysts' and the news media's coverage of us and lower prices for our securities.

The "Penny Stock" Rules May Adversely Affect the Liquidity of Our Common Stock.

     If Nasdaq delisted our securities from the Nasdaq SmallCap Market, Rule 15g-9 under the Exchange Act would apply. Rule 15g-9 imposes additional sales practice requirements on broker-dealers that sell these types of securities to persons other than established customers and "accredited investors" (generally, individuals with net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions that this rule covers, a broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written consent to the transaction prior to sale. Consequently, the rule may adversely affect the ability of broker-dealers to sell our securities and may adversely affect the ability of stockholders to sell any of our securities in the secondary market.

     The Commission has adopted regulations that define a "penny stock". Generally, a penny stock is an equity security that has a market price of less than $5.00 per share. For any transaction involving a penny stock that is not exempt, the rules require that a broker-dealer deliver a disclosure schedule that the Commission has prepared relating to the penny stock market. The rule also requires the broker-dealer to disclose information about commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, rules require that the broker-dealers send monthly statements disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     These restrictions will not apply to our securities if the Nasdaq SmallCap Market continues to list our securities. If Nasdaq delists our securities and they become subject to the existing or proposed rules on penny stocks, it could severely adversely affect the market liquidity for our securities.

A Substantial Number of Our Securities Are Eligible for Future Sale and this Could Affect the Market Price for Our Stock and Our Ability to Raise Capital.

     The market price of our common stock could drop due to sales of a large number of shares of our common stock or the perception that these sales could occur. As of August 10, 1999, there were approximately 9,064,881 shares of common stock currently outstanding. In addition as of August 10. 1999 up to 10,951,289 shares of Common Stock were issuable on exercise of outstanding options, warrants and convertible preferred stock. Additionally, shares of Series C preferred stock are convertible into approximately 1,775,821 shares of common stock based on the market price of the common stock as of June 1, 1999.

     Holders of our stock options and warrants are likely to exercise them, if ever, at a time when we otherwise could obtain a price for the sale of our securities that is higher than the exercise price per security of the options or warrants. This exercise or the possibility of this exercise may impede our efforts to obtain additional financing through the sale of additional securities or make this financing more costly.

     We cannot predict the effect that the availability of these shares for sale will have on the market price of our common stock. Nevertheless, because holders may sell substantial amounts of our common stock in the public market, the market price of our common stock could drop as a result of sales of these securities or the perception

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that these types of sales may occur. These factors could also make it more difficult for us to raise funds through future offerings of securities.

Antitakeover Provisions of Our Certificate of Incorporation and Delaware Law Could Delay Actual or Potential Changes of Control, Which Could Affect
Stockholder   Ability  to  Benefit  From  Market  Fluctuations  and  Changes  in
Management.

     Our Certificate of Incorporation and Delaware law contain provisions which may discourage transactions involving actual or potential changes in control. Our Certificate of Incorporation allows us to issue shares of preferred stock without any vote or further action by our shareholders. Our Board of Directors has the authority to fix and determine the relative rights and preferences of preferred shares. Our Board of Directors also has the authority to issue these shares without further stockholder approval. As a result, our Board of Directors could authorize the issuance of a series of preferred stock that would grant to holders the preferred right to our assets upon liquidation, the right to receive dividend payments before dividends on common stock and the right to the redemption of these shares, together with a premium, prior to the redemption of our common stock. In addition, our Board of Directors, without further stockholder approval, could issue large blocks of preferred stock to fend against unwanted tender offers or hostile takeovers.

     We are also subject to provisions of Delaware law that could delay or make more difficult a merger, tender offer or proxy contest involving us. In particular, we are subject to Section 203 of the Delaware General Corporation Law that prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years unless the Board of Directors and stockholders approve the transactions in a prescribed manner. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by this type of entity or person. The possible issuance of preferred stock and the provisions of Delaware law could have the effect of discouraging others from making tender offers for our securities. As a consequence, they also may inhibit fluctuations in the market price of our common stock that otherwise could result from actual or rumored takeover attempts. Those provisions also may have the effect of preventing changes in our management.

The Year 2000 Issue Could Affect Our Computer Systems, Which Would Adversely Affect Our Research and Development.

     The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000.

     In terms of our internal operations, we do not use equipment with embedded chip technology that is date sensitive. We expect that by the Year 2000 date change may affect some of our licensed systems, including the database, networking and accounting software which we license. We expect to incur out-of-pocket costs related to making inquiries of, and receiving confirmations from, third parties of no more than $10,000.

     If our computer systems or the computer systems of any of our suppliers, customers or other third parties are not Year 2000 compliant or if those systems are unable to recover from system interruptions that may result from the Year 2000 date change it could delay or adversely affect our research and development of our product candidates.


                           FORWARD-LOOKING STATEMENTS

     This prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are subject to risks and uncertainties. Those risks and uncertainties may cause us to have actual results, performance or achievements which are different from what the forward-looking statements express or imply. Forward-looking statements are statements which we based on assumptions and describe our future plans, strategies and expectations.

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Forward-looking statements are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend" or "project" or comparable terminology.


                                 USE OF PROCEEDS

     We will not receive any proceeds from the sales of common stock by the selling stockholders pursuant to this prospectus.

                              SELLING STOCKHOLDERS

     The following table sets forth information with respect to the amount of common stock held by each selling stockholder as of the date of this prospectus and the shares being offered by the selling stockholders. The table indicates the nature of any position, office or other material relationship that the selling stockholder has had within the past three years with Discovery Laboratories or any of its predecessors or affiliates. This prospectus relates to the offer and sale of the selling stockholders of up to 7,192,870 shares of common stock, including 2,759,189 shares of common stock issuable upon the exercise of outstanding warrants issued by Discovery Laboratories. The selling stockholders may offer all or part of the shares of common stock covered by this prospectus. Information with respect to shares owned beneficially after the offering assumes the sale of all of the shares offered and no other purchases or sales of common stock. The common stock offered by this prospectus may be offered from time to time by the selling stockholders named below.

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                                    Shares of                     Total
                                      Common       Number       Number of                     Number of                  Percentage
                                    Stock, not   of Shares      Shares of    Percentage     Shares to be    Number of       to be
                                    including   Represented      Common     Beneficially     Offered for    Shares to   Beneficially
                                    Warrants,   by Warrants       Stock        Owned         the Account     be Owned       Owned
                                   Beneficially Beneficially  Beneficially     Before      of the Selling   after this    after this
               Name                   Owned        Owned         Owned +      Offering       Stockholder     Offering      Offering
               ----                  ------        ------        ------       ---------      ------------    ---------     --------
Moonlight International, Ltd......    165,289      165,289       330,578         4.9%          330,578             0          *
Dr. Tis Prager....................     41,322       41,322        82,644         1.2%           82,644             0          *
Keys Foundation...................    165,289      165,289       330,578         4.9%          330,578             0          *
Finsbury Worldwide
Pharmaceutical Trust..............    826,446      826,446     1,652,892        20.0%        1,652,892             0          *
Caduceus Capital II, L.P..........    165,289      165,289       330,578         4.9%          330,578             0          *
Winchester Global Trust
Company Ltd.......................    661,157      661,157     1,322,314        16.7%        1,322,314             0          *
Windward Venture Partners.........     83,645       56,903       139,548         2.0%          139,548             0          *
Benjamin Bollag...................     61,693       42,677       104,370         1.5%          104,370             0          *
Michael Bollag....................     61,693       42,677       104,370         1.5%          104,370             0          *
Concordia Partners L.P............    310,954       56,903       367,857         4.6%          139,548       175,117       2.6%
Aries Domestic Fund, L.P..........    385,576      117,529       503,105         7.4%          230,253       272,852       4.1%
The Aries Master Fund.............    907,012      274,237     1,181,249        17.0%          537,258       643,991       9.7%
126736 Canada, Inc................    378,358            0        69,773         4.2%           69,773             0       3.4%
CPC Offshore Equity
Fund I LTD........................     41,322       28,451        69,773         1.0%           69,773             0          *
Johnson & Johnson Inc.............    205,846            0       205,846         3.0%          205,846             0          *
Paramount Capital Inc.............          0      404,958       404,958         5.0%          404,958             0          *
Brobeck, Phleger & Harrison LLP...     14,000            0        14,000         0.21%          14,000             0          *
Yi, Tuan & Brunstein..............      4,850            0         4,850         0.07%           4,850             0          *
Scripps Research Institute........    117,500            0       117,000         1.7%          117,000             0          *
RAQ, LLC                            1,001,739            0     1,001,739        15.2%        1,001,739             0          *


---------------
*    Less than 1%.

+ The information contained in this table reflects "beneficial" ownership of common stock within the meaning of Rule 13d-3 under the Exchange Act. On August 13, 1999, Discovery Laboratories had 9,064,889 shares of common stock outstanding. Beneficial ownership information reflected in the table includes shares issuable upon the exercise of outstanding warrants issued by Discovery Laboratories.

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                                       11

                              PLAN OF DISTRIBUTION

     The shares of common stock covered by this prospectus are owned by the selling stockholders. As used in the rest of this section of the prospectus, the term "selling stockholders" includes the named selling stockholders and any of their pledgees, donees, transferees or other successors in interest selling shares received from a named selling stockholder after the date of this prospectus. The selling stockholders may offer and sell, from time to time, some or all of the shares. We have registered the shares for sale by the selling stockholders so that the shares will be freely tradeable by them. Registration of the shares does not mean, however, that the shares necessarily will be offered or sold. We will not receive any proceeds from any offering or sale by the selling stockholders of the shares. We will pay all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will pay all brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares.

     The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares may be sold by or for the account of the selling stockholders from time to time in transactions on the Nasdaq SmallCap Market, the over-the-counter market, or otherwise. These sales may be at fixed prices or prices that may be changed, at market prices prevailing at the time of sale, at prices related to these prevailing market prices or at negotiated prices. The shares may be sold by means of one or more of the following methods:

     -- in a block trade in which a broker-dealer will attempt to sell a block of shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     --   purchases  by  a  broker-dealer   as  principal  and  resale  by  that
          broker-dealer for its account pursuant to this prospectus;

     -- on markets where our common stock is traded or in an exchange distribution in accordance with the rules of the exchange;

     --   through broker-dealers, that may act as agents or principals;

     --   directly to one or more purchasers;

     --   through agents;

     -- in connection with the loan or pledge of shares to a broker-dealer, and the sale of the Shares so loaned or the sale of the Shares so pledged upon a default;

     --   in  connection  with  put  or  call  option  transactions,   in  hedge
          transactions, and in settlement of other transactions in standardized or over-the-counter options;

     --   through  short  sales of the  Shares by the  selling  stockholders  or
          counterparties  to  those   transactions,   in  privately   negotiated
          transactions; or

     -- in any combination of the above. In addition, any of the shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. The broker-dealer transactions may include:

     -- purchases of the shares by a broker-dealer as principal and resales of the shares by the broker-dealer for its account pursuant to this prospectus;

     --   ordinary brokerage transactions; or

     --   transactions in which the broker-dealer solicits purchasers.

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                                       12

     If a material arrangement with any broker-dealer or other agent is entered into for the sale of any Shares through a block trade, special offering, exchange distribution, secondary distribution, or a purchase by a broker or dealer, a prospectus supplement will be filed, if necessary, pursuant to Rule 424(b) under the Securities Act disclosing the material terms and conditions of these arrangement.

     The selling stockholders and any broker-dealers or agents participating in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the Shares by the selling stockholders and any commissions received by a broker-dealer or agents, acting in this capacity, may be deemed to be underwriting commissions under the Securities Act. The selling stockholders may agree to indemnify any agent or broker-dealer that participates in transactions involving sales of the Shares against certain liabilities, including liabilities arising under the Securities Act.

     The selling stockholders are not restricted as to the price or prices at which they may sell their shares. Sales of such shares may have an adverse effect on the market price of the common stock. Moreover, the selling stockholders are not restricted as to the number of shares that may be sold at any time, and it is possible that a significant number of shares could be sold at the same time, which may have an adverse effect on the market price of the common stock.



                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public from the Securities and Exchange Commission's Website at "http://www.sec.gov."

     We have filed with the Securities and Exchange Commission a registration statement (which contains this prospectus) on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.


                      INFORMATION INCORPORATED BY REFERENCE

     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any filings we make with the Securities and Exchange Commission after the date of this prospectus under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     1. Our Annual Report on Form 10-KSB and 10-KSB/A for the year ended December 31, 1998;

     2. Our Quarterly Reports on Form 10-Q-SB and Form 10-QSB/A for the quarter ended March 31, 1999;

     3.   Our  Quarterly  Report on Form 10Q-SB for the  quarter  ended June 30,
          1999;

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                                       13

     4. The description of our capital stock contained in our Form 8-A as filed with the Securities and Exchange Commission on July 13, 1995; and

     5. Our current report on Form 8-K as filed with the Securities and Exchange Commission on August 9, 1999.

     6. Our current report on Form 8-K as filed with the Securities and Exchange Commission on October 15, 1999.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Discovery Laboratories, Inc., 305 South Main Street, Doylestown, Pennsylvania 18901, Attention: Cynthia Davis. Telephone requests may be directed to (215) 340-4699. Exhibits to the documents will not be sent, unless those exhibits have specifically been incorporated by reference in this prospectus.

     This prospectus is part of a registration statement we filed with the Securities and Exchange Commission. You should rely only on the information contained in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.


                                     EXPERTS

     The consolidated financial statements of Discovery Laboratories as of December 31, 1998 and each of the years in the two-year period ended December 31, 1998 and the period from May 18, 1993 (inception) through December 31, 1998 incorporated by reference in this registration statement have been audited by Richard A. Eisner & Company, LLP ("RAE"), independent auditors, as stated in their reports appearing therein. These financial statements have been so included in reliance on the reports of RAE given on their authority as experts in accounting and auditing.


                                  LEGAL MATTERS

     The validity of the shares of common stock offered hereby has been passed upon for us by Battle Fowler LLP, New York, New York.




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                                       14

We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, only the shares of Discovery Laboratories common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.


                                7,192,870 SHARES




                          DISCOVERY LABORATORIES, INC.


                                  COMMON STOCK


                                NOVEMBER 4, 1999

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